Exhibit 99.1
AEI
Public Announcement
Houston, Texas
October 29, 2009
AEI issued the following statement today:
“We have decided not to proceed with an initial public offering of our shares at this time due to market conditions. We continue to see a number of attractive opportunities in owning and operating essential energy infrastructure businesses in emerging markets worldwide. Our exclusive focus on providing critical services to the development of these markets as well as the continued strong support of our major shareholders position us well to continue to grow.”